Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ichor Holdings, Ltd:

We consent to the use of our report dated April 22, 2016, except for the impact of the matters discussed in notes 14 and 15 pertaining to earnings per share and discontinued operations as to which the date is October 7, 2016, with respect to the consolidated balance sheets of Ichor Holdings, Ltd. and its subsidiaries as of December 25, 2015 and December 26, 2014, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, incorporated herein by reference.

(signed) KPMG LLP

Portland, OR

February 9, 2017